Exhibit 99.1

News release via Canada NewsWire, Toronto 416-863-9350

            Attention Business/Financial Editors:
            Corus Entertainment announces fiscal 2008 fourth quarter and year-end results

            <<
            -   Earnings per share of $1.57 for the year, an increase of 24% over the prior fiscal year
            -   Segment profit for the year up 5% versus prior year
            -   20% increase in the declared dividend in fiscal 2008
            >>

            TORONTO, Oct. 23 /CNW/ - Corus Entertainment Inc. (TSX: CJR.B; NYSE: CJR)
announced its fourth quarter and year-end financial results today, led by continued growth from its broadcasting businesses.

            "Corus had a strong 2008, growing our revenues and profits as our core businesses continued to perform well," said John Cassaday, President and Chief
Executive Officer, Corus Entertainment Inc. "We have confidence in our continued growth, particularly within specialty and pay TV with the addition of Cosmopolitan TV, VIVA and HBO Canada to our portfolio."

            "We are proud of our fiscal 2008 results," said Heather Shaw, Executive
Chair, Corus Entertainment Inc. "Strong operating results, a 20% dividend increase, our share-buybacks and our upcoming Dividend Reinvestment Plan
(DRIP) have provided solid value to our shareholders."

            <<
            Fourth Quarter Results
            ----------------------
            >>

            Consolidated revenues for the three months ended August 31, 2008 were
$185.8 million, down 1% from $187.2 million last year. Consolidated segment profit was $47.2 million, up 2% from $46.4 million last year. Net income for the quarter was $17.4 million ($0.21 basic and diluted), compared to net income of $21.2 million ($0.25 basic and diluted) last year.

            Corus Television contributed quarterly revenues of $104.8 million, up 1%
from $104.2 million last year, led by specialty advertising growth of 5% and subscriber revenue growth of 2%. Quarterly segment profit increased to
$35.7 million, up 5% from $34.1 million last year.

            Corus Radio revenues were $68.5 million, up 3% from $66.5 million last year. Segment profit was $15.1 million down 13% from $17.4 million last year.
            Corus Content revenues were $12.8 million, down 27% from $17.7 million last year. Segment profit was up 15% to $2.6 million, compared to $2.3 million last year.

            <<
            Fiscal 2008 Results
            -------------------
            >>

            Consolidated revenues for the year ended August 31, 2008 were
$787.2 million, up 2% from $768.7 million last year. Consolidated segment profit was $252.1 million, up 5% from $240.9 million last year. Net income for the year was $129.8 million ($1.57 basic and $1.54 diluted), compared to net income of $107.0 million ($1.27 basic and $1.23 diluted) last year. The current year benefited from $23.6 million in recoveries related to income tax changes, and was negatively impacted by an accrual of $10.9 million related to disputed regulatory fees.

            Corus Television contributed revenues of $450.2 million, up 3% from
$436.3 million last year, led by specialty advertising growth of 4% and subscriber revenue growth of 2%. Segment profit increased to $191.8 million, up 5% from $182.4 million last year.

            Corus Radio revenues were $286.4 million, up 4% from $275.7 million last year. Segment profit was $75.5 million, down 3% from $77.5 million last year.

            Corus Content revenues were $52.0 million, down 15% from $61.3 million last year. Segment profit was up 32% to $7.2 million, compared to $5.4 million last year.

            In fiscal 2008, the Company purchased for cancellation 4,388,400 Class B
Non-Voting Shares at an average price of $20.84 per share. In September 2008, a further 660,466 Class B Non-Voting Shares were purchased and cancelled at an average price of $19.34 per share.

            Corus Entertainment Inc. reports in Canadian dollars.

            About Corus Entertainment Inc.

            Corus Entertainment Inc. is a Canadian-based media and entertainment company. Corus is a market leader in specialty television and radio with additional assets in pay television, advertising and digital audio services, television broadcasting, children's book publishing and children's animation.
The company's multimedia entertainment brands include YTV, Treehouse, W
Network, Movie Central, Nelvana, Kids Can Press and radio stations including
CKNW, CKOI and Q107. Corus creates engaging branded entertainment experiences for its audiences across multiple platforms. A publicly traded company, Corus is listed on the Toronto (CJR.B) and New York (CJR) exchanges. Experience
Corus on the web at www.corusent.com.

            The unaudited consolidated financial statements and accompanying notes for the quarter ended August 31, 2008 and Management's Discussion and Analysis
are available on the Company's website at
http://www.corusent.com/corporate/investor_information/press_releases.asp.

            A conference call with Corus senior management is scheduled for
October 23, 2008 at 2 p.m. ET / 1 p.m. CT/ Noon MT / 11 a.m. PT. While this call is directed at analysts and investors, members of the media are welcome to listen in. The dial-in number for the conference call is 1-866-322-1159
(North America) or 416-640-3404. The confirmation code for this call is:
8145792. PowerPoint slides for the call will be posted at 1:45 p.m. ET on
October 23, 2008 and can be found on the Corus Entertainment website at:
            http://www.corusent.com/corporate/investor_information/index.asp.

            This statement contains forward-looking information and should be read subject to the following cautionary language:

            To the extent any statements made in this report contain information that is not historical, these statements are forward-looking statements and may be forward-looking information within the meaning of applicable securities laws
(collectively, "forward-looking statements"). These forward-looking statements related to, among other things, our objectives, goals, strategies, intentions, plans, estimates and outlook, including advertising, program, merchandise and subscription revenues, operating costs and tariffs, taxes and fees, and can generally be identified by the use of the words such as "believe",
"anticipate", "expect", "intend", "plan", "will", "may" and other similar expressions. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements. Although Corus believes that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties and undue reliance should not be placed on such statements. Certain material factors or assumptions are applied in making forward-looking statements, including without limitation factors and assumptions regarding advertising, program, merchandise and subscription revenues, operating costs and tariffs, taxes and fees and actual results may differ materially from those expressed or implied in such statements.
Important factors that could cause actual results to differ materially from these expectations include, among other things: our ability to attract and retain advertising revenues; audience acceptance of our television programs and cable networks; our ability to recoup production costs, the availability of tax credits and the existence of co-production treaties; our ability to compete in any of the industries in which we do business; the opportunities
(or lack thereof) that may be presented to and pursued by us; conditions in the entertainment, information and communications industries and technological developments therein; changes in laws or regulations or the interpretation or application of those laws and regulations; our ability to integrate and realize anticipated benefits from our acquisitions and to effectively manage our growth; our ability to successfully defend ourselves against litigation matters arising out of the ordinary course of business; and changes in accounting standards. Additional information about these factors and about the material assumptions underlying such forward-looking statements may be found in our Annual Information Form. Corus cautions that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions with respect to
Corus, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Unless otherwise required by applicable securities laws, we disclaim any intention or obligation to publicly update or revise any forward-looking statements whether as a result of new information, events or circumstances that arises after the date thereof or otherwise.

            <<
                                   CORUS ENTERTAINMENT INC.
                                 CONSOLIDATED BALANCE SHEETS

                                                                   As at       As at
            (unaudited)                                        August 31,  August 31,
            (in thousands of Canadian dollars)                      2008        2007
            -------------------------------------------------------------------------
            ASSETS
            Current
            Cash and cash equivalents                             19,642      33,347
            Accounts receivable                                  157,440     151,380
            Income taxes recoverable                               1,615           -
            Prepaid expenses and other                            10,135      10,921
            Program and film rights                              131,301     125,068
            Future tax asset                                       9,593      13,518
            -------------------------------------------------------------------------
            Total current assets                                 329,726     334,234
            -------------------------------------------------------------------------

            Tax credits receivable                                21,952      16,875
            Investments and other assets                          93,086      17,492
            Property, plant and equipment                         73,562      78,342
            Program and film rights                              103,163      90,687
            Film investments                                      80,819      66,593
            Deferred charges                                           -       4,100
            Broadcast licenses                                   533,491     532,812
            Goodwill                                             797,854     795,832
            -------------------------------------------------------------------------
                                                               2,033,653   1,936,967
            -------------------------------------------------------------------------
            -------------------------------------------------------------------------

            LIABILITIES AND SHAREHOLDERS' EQUITY
            Current
            Accounts payable and accrued liabilities             196,026     166,083
            Income taxes payable                                       -       1,474
            -------------------------------------------------------------------------
            Total current liabilities                            196,026     167,557
            -------------------------------------------------------------------------

            Long-term debt                                       692,750     610,697
            Other long-term liabilities                           59,936      64,773
            Future tax liability                                  87,699     102,851
            -------------------------------------------------------------------------
            Total liabilities                                  1,036,411     945,878
            -------------------------------------------------------------------------

            Non-controlling interest                              20,237      15,196

            SHAREHOLDERS' EQUITY
            Share capital                                        848,257     882,244
            Contributed surplus                                   17,304      10,250
            Retained earnings                                    131,594      95,568
            Accumulated other comprehensive loss                 (20,150)    (12,169)
            -------------------------------------------------------------------------
            Total shareholders' equity                           977,005     975,893
            -------------------------------------------------------------------------
                                                               2,033,653   1,936,967
            -------------------------------------------------------------------------
            -------------------------------------------------------------------------

                                  CORUS ENTERTAINMENT INC.
                              CONSOLIDATED STATEMENTS OF INCOME

            (unaudited)                     Three months ended   Twelve months ended
            (in thousands of Canadian            August 31,            August 31,
             dollars except per share      ------------------------------------------
             amounts)                          2008       2007       2008       2007
            -------------------------------------------------------------------------
            Revenues                        185,774    187,204    787,156    768,743
            Direct cost of sales, general
             and administrative expenses    138,539    140,823    535,026    527,822
            Depreciation                      5,801      5,768     22,054     21,556
            Amortization                          -        300         -       1,555
            Interest expense                  9,906      8,817     41,313     35,838
            Disputed regulatory fees          1,202     (3,803)    10,936          -
            Other expense, net                3,865      2,563      7,853      9,800
            -------------------------------------------------------------------------
            Income before income taxes
             and non-controlling interest    26,461     32,736    169,974    172,172
            Income tax expense                8,395     10,223     35,519     59,813
            Non-controlling interest            660      1,294      4,620      5,341
            -------------------------------------------------------------------------
            Net income for the period        17,406     21,219    129,835    107,018
            -------------------------------------------------------------------------
            -------------------------------------------------------------------------

            Earnings per share

              Basic                           $0.21      $0.25      $1.57      $1.27
              Diluted                         $0.21      $0.25      $1.54      $1.23
            -------------------------------------------------------------------------
            -------------------------------------------------------------------------

                       CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

                                            Three months ended   Twelve months ended
            (unaudited)                          August 31,            August 31,
            (in thousands of Canadian      ------------------------------------------
             dollars)                          2008       2007       2008       2007
            -------------------------------------------------------------------------
            Net income for the period        17,406     21,219    129,835    107,018
            Other comprehensive loss, net
             of tax
              Unrealized foreign currency
               translation adjustment         1,031       (213)       (23)      (641)
              Unrealized change in fair
               value of available-
               for-sale investments            (176)         -     (1,114)         -
              Unrealized change in fair
               value of cash flow hedges     (2,451)         -    (13,851)         -
            -------------------------------------------------------------------------
                                             (1,596)      (213)   (14,988)      (641)
            -------------------------------------------------------------------------
            Comprehensive income for the
             period                          15,810     21,006    114,847    106,377
            -------------------------------------------------------------------------
            -------------------------------------------------------------------------

                                  CORUS ENTERTAINMENT INC.
                  CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS EQUITY

                                            Three months ended   Twelve months ended
            (unaudited)                          August 31,            August 31,
            (in thousands of Canadian      ------------------------------------------
             dollars)                          2008       2007       2008       2007
            -------------------------------------------------------------------------
            Share capital
            Balance, beginning of period    865,686    886,139    882,244    870,563
            Issuance of shares under
             stock option plan                1,555      1,284     12,338     27,676
            Shares repurchased              (18,984)    (5,179)   (46,555)   (16,229)
            Repayment of executive stock
             purchase loans                      -          -        230        234
            -------------------------------------------------------------------------
            Balance, end of period          848,257    882,244    848,257    882,244
            -------------------------------------------------------------------------
            -------------------------------------------------------------------------

            Contributed surplus
            Balance, beginning of period     15,741      9,270     10,250      6,878
            Stock-based compensation          1,748      1,027      7,904      4,133
            Exercise of stock options          (185)       (47)      (850)      (761)
            -------------------------------------------------------------------------
            Balance, end of period           17,304     10,250     17,304     10,250
            -------------------------------------------------------------------------
            -------------------------------------------------------------------------

            Retained earnings
            Balance, beginning of period    140,159     91,778     95,568     51,585
            Cumulative impact of
             accounting changes                   -          -     (1,594)         -
            -------------------------------------------------------------------------
            Adjusted opening balance        140,159     91,778      93,974    51,585
            Net income for the period        17,406     21,219     129,835   107,018
            Dividends                       (12,088)   (10,566)    (47,326)  (42,842)
            Share repurchase excess         (13,883)    (6,863)    (44,889)  (20,193)
            -------------------------------------------------------------------------
            Balance, end of period          131,594     95,568     131,594    95,568
            -------------------------------------------------------------------------
            -------------------------------------------------------------------------

            Accumulated other
             comprehensive loss
            Balance, beginning of period    (18,554)   (11,956)   (12,169)   (11,528)
            Cumulative impact of
             accounting changes                   -          -      7,007          -
            -------------------------------------------------------------------------
            Adjusted opening balance        (18,554)   (11,956)    (5,162)   (11,528)
            Other comprehensive loss, net
             of tax                          (1,596)      (213)   (14,988)      (641)
            -------------------------------------------------------------------------
            Balance, end of period          (20,150)   (12,169)   (20,150)   (12,169)
            -------------------------------------------------------------------------
            -------------------------------------------------------------------------

                                  CORUS ENTERTAINMENT INC.
                            CONSOLIDATED STATEMENTS OF CASH FLOWS

                                            Three months ended   Twelve months ended
            (unaudited)                          August 31,            August 31,
            (in thousands of Canadian      ------------------------------------------
             dollars)                          2008       2007       2008       2007
            -------------------------------------------------------------------------
            OPERATING ACTIVITIES
            Net income for the period        17,406     21,219    129,835    107,018
            Add (deduct) non-cash
             items:
              Depreciation                    5,801      5,768     22,054     21,556
              Amortization of program and
               film rights                   37,799     37,149    145,661    138,711
              Amortization of film
               investments                    6,897     12,424     28,393     38,781
              Future income taxes              (292)     3,337     (7,321)    16,295
              Non-controlling interest          660      1,294      4,620      5,341
              Stock-based compensation        1,999      3,026      7,971     13,066
              Imputed interest and other      2,185        (35)     8,593      2,404
            Net change in non-cash working
             capital balances related to
             operations                      18,922      5,700    (11,018)   (27,810)
            Payment of program and film
             rights                         (23,578)   (41,145)  (141,917)  (156,220)
            Net additions to film
             investments                    (13,603)   (10,375)   (56,293)   (56,069)
            -------------------------------------------------------------------------
            Cash provided by operating
             activities                      54,196     38,362    130,578    103,073
            -------------------------------------------------------------------------

            INVESTING ACTIVITIES
            Additions to property, plant
             and equipment                   (7,450)    (5,848)   (17,552)   (20,287)
            Business combinations                 -    (18,047)      (774)   (64,692)
            Cash held in escrow             (74,950)         -    (74,950)         -
            Net cash flows for
             investments and other assets      (230)    19,782     (4,251)    20,679
            Decrease in public benefits
             associated with acquisitions    (1,090)    (2,196)    (3,993)    (6,498)
            -------------------------------------------------------------------------
            Cash used in investing
             activities                     (83,720)    (6,309)  (101,520)   (70,798)
            -------------------------------------------------------------------------

            FINANCING ACTIVITIES
            Increase (decrease) in bank
             loans                           64,551     (5,450)    85,594     14,388
            Issuance of shares under
             stock option plan                1,370      1,237     11,488     26,915
            Shares repurchased              (32,867)   (12,042)   (91,444)   (36,422)
            Dividends paid                  (12,257)   (10,599)   (46,284)   (44,845)
            Dividend paid to
             non-controlling interest             -          -     (1,742)    (1,524)
            Other                              (149)      (204)      (375)    (1,076)
            -------------------------------------------------------------------------
            Cash provided by (used in)
             financing activities            20,648    (27,058)   (42,763)   (42,564)
            -------------------------------------------------------------------------
            Increase (decrease) in cash
             and cash equivalents during
             the period                      (8,876)     4,995    (13,705)   (10,289)
            Cash and cash equivalents,
             beginning of period             28,518     28,352     33,347     43,636
            -------------------------------------------------------------------------
            Cash and cash equivalents,
             end of period                   19,642     33,347     19,642     33,347
            -------------------------------------------------------------------------
            -------------------------------------------------------------------------

                                  CORUS ENTERTAINMENT INC.
                                BUSINESS SEGMENT INFORMATION

            Three months ended August 31, 2008

                                            Tele-                     Elimi-   Conso-
                                  Radio   vision  Content Corporate nations  lidated
            -------------------------------------------------------------------------
            Revenues             68,482  104,838   12,846        -     (392) 185,774
            Direct cost of
             sales, general and
             administrative
             expenses            53,423   69,133   10,258    6,220     (495) 138,539
            -------------------------------------------------------------------------
            Segment profit       15,059   35,705    2,588   (6,220)     103   47,235
            Depreciation          1,745    2,820       44    1,192        -    5,801
            Interest expense        263      938      180    8,525        -    9,906
            Disputed
             regulatory fees        734      468        -        -        -    1,202
            Other expense, net    3,757      718      488   (1,098)       -    3,865
            -------------------------------------------------------------------------
            Income before
             income taxes and
             non-controlling
             interest and
             non-controlling
             interest             8,560   30,761    1,876  (14,839)     103   26,461
            -------------------------------------------------------------------------
            -------------------------------------------------------------------------

            Three months ended August 31, 2007

                                            Tele-                     Elimi-   Conso-
                                  Radio   vision  Content Corporate nations  lidated
            -------------------------------------------------------------------------
            Revenues             66,544  104,219   17,653        -   (1,212) 187,204
            Direct cost of
             sales, general and
             administrative
             expenses            49,148   70,166   15,399    7,372   (1,262) 140,823
            -------------------------------------------------------------------------
            Segment profit       17,396   34,053    2,254   (7,372)      50   46,381
            Depreciation          1,856    2,566      161    1,185        -    5,768
            Amortization              -        -        -      300        -      300
            Interest expense        241      101      199    8,276        -    8,817
            Disputed regulatory
             fees                (2,315)  (1,488)       -        -        -   (3,803)
            Other expense, net    2,590      627      625   (1,279)       -    2,563
            -------------------------------------------------------------------------
            Income before
             income taxes and
             non-controlling
             interest            15,024   32,247    1,269  (15,854)      50   32,736
            -------------------------------------------------------------------------
            -------------------------------------------------------------------------

            Twelve months ended August 31, 2008

                                            Tele-                     Elimi-   Conso-
                                  Radio   vision  Content Corporate nations  lidated
            -------------------------------------------------------------------------
            Revenues            286,449  450,175   51,959        -   (1,427) 787,156
            Direct cost of
             sales, general and
             administrative
             expenses           210,945  258,410   44,757   22,979   (2,065) 535,026
            -------------------------------------------------------------------------
            Segment profit       75,504  191,765    7,202  (22,979)     638  252,130
            Depreciation          6,533   10,309      164    5,048        -   22,054
            Interest expense      1,042    3,765      878   35,628        -   41,313
            Disputed regulatory
             fees                 6,155    4,781        -        -        -   10,936
            Other expense, net    3,594    4,362    2,493   (2,596)       -    7,853
            -------------------------------------------------------------------------
            Income before
             income taxes and
             non-controlling
             interest           58,180   168,548    3,667  (61,059)     638  169,974
            -------------------------------------------------------------------------
            -------------------------------------------------------------------------

            Twelve months ended August 31, 2007

                                            Tele-                     Elimi-   Conso-
                                  Radio   vision  Content Corporate nations  lidated
            -------------------------------------------------------------------------
            Revenues            275,736  436,270   61,325        -   (4,588) 768,743
            Direct cost of
             sales, general and
             administrative
             expenses           198,201  253,822   55,883   24,844   (4,928) 527,822
            -------------------------------------------------------------------------
            Segment profit       77,535  182,448    5,442  (24,844)     340  240,921
            Depreciation          6,195   10,908      256    4,197        -   21,556
            Amortization              -      355        -    1,200        -    1,555
            Interest expense      1,015      245      496   34,082        -   35,838
            Other expense, net    3,911    6,156    2,876   (3,143)       -    9,800
            -------------------------------------------------------------------------
            Income before
             income taxes and
             non-controlling
             interest            66,414  164,784   1,814   (61,180)     340  172,172
            -------------------------------------------------------------------------
            -------------------------------------------------------------------------
            >>

            %SEDAR: 00013131EF          %CIK: 0001100868

            /For further information: John Cassaday, President and Chief Executive
Officer, Corus Entertainment Inc., (416) 642-3770; Tom Peddie, Senior Vice
President and Chief Financial Officer, Corus Entertainment Inc., (416)
642-3780; Tracy Ewing, Vice President, Communications, Corus Entertainment
Inc., (416) 642-3792/
            (CJR.B. CJR)

CO:  Corus Entertainment Inc.; News - Media

CNW 13:27e 23-OCT-08